UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)

OR 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

ROUNDY’S, INC.

(Name of Subject Company (Issuer))

KS MERGER SUB INC.

(Offeror)

a wholly-owned subsidiary of

THE KROGER CO.

(Parent of Offeror)

 (Names of Filing Persons)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

779268 101

(Cusip Number of Class of Securities)

Christine S. Wheatley, Esq.

Group Vice President, Secretary and General Counsel

1014 Vine Street

Cincinnati, OH 45202

(513) 762-4000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Michael J. Aiello, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$188,498,012.40	$18,981.75

*

Estimated solely for purposes of calculating the filing fee.  This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of Roundy’s, Inc. (the “Company”), at a purchase price of $3.60 per share, net to the holder thereof in cash, without interest thereon and subject to any required tax withholding.  The underlying value of the transaction was calculated based on the sum of: (i) 49,380,998 issued and outstanding shares of common stock of the Company, multiplied by $3.60 per share; and (ii) 2,979,561 shares of common stock of the Company underlying outstanding restricted stock units, multiplied by $3.60 per share.  The foregoing numbers of shares of common stock and restricted stock units have been provided by the issuer to the offeror and are as of the close of business on November 10, 2015, the most recent practicable date.  The filing fee was determined by multiplying 0.0001007 by the proposed maximum aggregate value of the transaction of $188,498,012.40.

**                          The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2016, issued August 27, 2015, by multiplying the transaction value by 0.0001007.

☒                          Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $18,981.75	Filing Party: KS Merger Sub Inc.
Form or Registration No.: Schedule TO	Date Filed: November 19, 2015

☐                            Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒ third-party tender offer subject to Rule 14d-1

☐ issuer tender offer subject to Rule 13e-4

☐ going-private transaction subject to Rule 13e-3

☐ amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐ Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐ Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed by KS Merger Sub Inc., a Delaware corporation (“Purchaser”), a wholly-owned subsidiary of The Kroger Co., an Ohio corporation (“Kroger”), with the Securities and Exchange Commission on November 19, 2015 (together with any amendments and supplements thereto, the “Schedule TO”).  The Schedule TO relates to the offer by Purchaser to purchase any and all of the issued and outstanding shares of common stock, par value, $0.01 per share (the “Shares”), of Roundy’s, Inc., a Delaware corporation (the “Company”), at a purchase price of $3.60 per Share, net to the holder thereof in cash (the “Offer Price”), without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 19, 2015 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), copies of which were attached as Exhibits (a)(1)(A) and (a)(1)(B) to the Schedule TO, respectively (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Items 4 and 11 of the Schedule TO as reflected below.

Items 1 through 9 and 11.  Terms of the Transaction; Additional Information.

Items 1 through 9 and 11 of the Schedule TO are hereby amended and supplemented as follows:

(a) The second full paragraph of the subsection entitled “Covenants — Go-Shop and No-Shop Provisions”  of Section 11 — “The Merger Agreement; Other Agreements” of the Offer to Purchase is hereby amended and supplemented by adding the following to the beginning of the paragraph:

“The Go-Shop Period expired at 11:59 PM, New York time on December 10, 2015 with no Acquisition Proposal received by the Company.”

(b) The last paragraph of Section 15 — “Conditions of the Offer” of the Offer to Purchase is hereby amended and supplemented by adding the following to the end of the paragraph:

“The Antitrust Condition has been satisfied by the grant of early termination of the HSR Act waiting period by the U.S. Federal Trade Commission on December 16, 2015. The Offer continues to be subject to the remaining conditions set forth in this Section 15 — “Conditions of the Offer.”

(c) The subsection entitled “Antitrust Compliance” of Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and restated as follows:

“The waiting period under the HSR Act, which was scheduled to expire at 11:59 pm, EDT on December 28, 2015, was terminated early, effective December 16, 2015. Accordingly, the Antitrust Condition has been satisfied. The Offer continues to be subject to the remaining conditions set forth in Section 15 — “Conditions of the Offer.”

(d) The subsection entitled “Legal Proceedings” of Section 16 — “Certain Legal Matters; Regulatory Approvals” of the Offer to Purchase is hereby amended and restated as follows:

“Between November 16, 2015 and November 30, 2015, eight putative class action lawsuits were filed against the Company, the Company Board, Kroger and Purchaser.  Seven of the actions, captioned Ringwood v. Mariano, et al. (C.A. No. 15-cv-009467), Janner v. Roundy’s, Inc. et al. (C.A. No. 15-cv-009468), McGuire v. Mariano, et al. (C.A. No. 15-cv-009493), Stein v. Roundy’s, Inc. et al. (C.A. No. 15-cv-009509), Chmeleck v. Roundy’s, Inc. et al. (C.A. No. 15-cv-009659), Johnson v. Roundy’s, Inc. et al. (C.A. No. 15-cv-009699) and Fulghum v. Mariano, et al. (C.A. No. 15-cv-009769), were brought in the Circuit Court Civil Division of Milwaukee County in the State of Wisconsin (collectively, the “Actions”).  An eighth action, captioned Ginsburg v. Roundy’s, Inc. et al. (C.A. No. 11730-VCL), was brought in the Delaware Court of Chancery but was subsequently voluntarily dismissed by the plaintiff without prejudice.

The remaining Actions challenge Kroger’s and Purchaser’s proposed acquisition of the Company (the “Transaction”) and allege, among other things, that the Company Board breached its fiduciary duties in connection with the Transaction by failing to maximize shareholder value.  Each of the Actions further alleges that Kroger aided and abetted the alleged breaches.  Certain of the Actions also allege that the Company and Purchaser aided and abetted the alleged breaches.  Certain of the actions further allege that the November 19, 2015 Schedule 14D-9 filed by the Company is materially misleading.  The Actions seek, among other things, injunctive relief preventing the consummation of the Transaction and rescission of the Transaction.

On November 23, 2015, Plaintiff in the Ringwood matter filed a motion seeking expedited discovery, in which the Janner plaintiff also joined.  On December 4, 2015, the Company filed a motion to dismiss the Ringwood complaint.  On December 8, 2015 and December 9, 2015, Plaintiffs in the Chmeleck and Ringwood matters, respectively, filed motions seeking to temporarily enjoin the Transaction.  On December 10, 2015, the Company filed a motion to dismiss the Chmeleck complaint.  A hearing took place on December 15, 2015, at which the court granted the Company’s motions to dismiss.”

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 16, 2015

KS MERGER SUB INC.

By:	/s/ Christine S. Wheatley
Christine S. Wheatley
President

THE KROGER CO.

By:	/s/ Christine S. Wheatley
Christine S. Wheatley
Group Vice President, Secretary and General Counsel

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated November 19, 2015.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in Investor’s Business Daily on November 19, 2015.*

(a)(5)(A)

Joint Press Release issued by The Kroger Co. and Roundy’s, Inc. on November 11, 2015 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).

(a)(5)(B)

Discussion Guide, distributed on November 11, 2015 (incorporated by reference to Exhibit 99.2 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).

(a)(5)(C)

Talking Points for Senior Officers, distributed on November 11, 2015 (incorporated by reference to Exhibit 99.3 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).

(a)(5)(D)

Questions & Answers for Roundy’s Associates, distributed on November 11, 2015 (incorporated by reference to Exhibit 99.4 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).

(a)(5)(E)

Questions & Answers for Kroger Associates, distributed on November 11, 2015 (incorporated by reference to Exhibit 99.5 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).

(a)(5)(F)

Script for Conference Call with Investors on November 11, 2015 (incorporated by reference to Exhibit 99.6 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).

(a)(5)(G)

Transcript from Conference Call with Investors on November 11, 2015 (incorporated by reference to Exhibit 99.7 to the Schedule TO-C filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).

(b)	Not applicable.

(d)(1)

Agreement and Plan of Merger, dated as of November 10, 2015, by and among The Kroger Co., KS Merger Sub Inc. and Roundy’s, Inc. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Roundy’s, Inc. with the Securities and Exchange Commission on November 12, 2015).

(d)(2)

Tender and Support Agreement, dated as of November 10, 2015, by and among The Kroger Co., KS Merger Sub Inc., Willis Stein & Partners III Sub, L.P., Willis Stein & Partners Dutch III-A Sub, L.P., Willis Stein & Partners Dutch III-B Sub, L.P. and Willis Stein & Partners III-C Sub, L.P. (incorporated by reference to Exhibit 2 to the Schedule 13D filed by The Kroger Co. with the Securities and Exchange Commission on November 12, 2015).

(d)(3)	Confidentiality Agreement, dated as of August 10, 2015, by and between The Kroger Co. and Roundy’s, Inc.*

(g)	Not applicable.

(h)	Not applicable.

*Previously filed with the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 19, 2015.